






PROCESSED
APR 0 8 2008
THOMSON
FINANCIAL

SUMMARY
ANNUAL REPORT
2007

Table of Contents



Camden
National
Bank

Camden National Bank

Camden National Bank, a subsidiary of Camden National Corporation and a recipient of the *Governor's Award for Business Excellence* and the *2006 Best Places to Work in Maine* award, is a full-service community bank headquartered in Camden, Maine and has 28 banking offices located in coastal, western, central, and eastern Maine, plus online banking at CamdenNational.com. The Bank also has an ATM-only location in Carrabassett Valley. In 2001, Camden National Bank introduced Acadia Financial Consultants, a full-service brokerage and insurance division. On September 30, 2006, Camden National Bank and UnitedKingfield Bank, a former community-banking subsidiary of Camden National Corporation, joined as one bank under the Camden National Bank name. Union Trust, a division of Camden National Bank, was acquired in January 2008.

Camden National Bank is a member bank of the Federal Reserve System and is subject to supervision, regulation, and examination by the Office of the Comptroller of the Currency ("OCC"). The Federal Deposit Insurance Corporation insures its deposits up to the maximum amount permitted by law.


Union Trust
A division of Camden National Bank

Union Trust, a division of Camden National Bank, is a full-service community bank providing a variety of banking and financial planning services to individuals, businesses, municipalities, and non-profit organizations from nine locations along the coast of Maine in Hancock and Washington Counties, plus online banking at UnionTrust.com.

Union Trust Company, formerly the wholly owned subsidiary of Union Bankshares Company, was established in 1887 and acquired by Camden National Bank in January 2008.


ACADIA TRUST N.A.

Trustees and Investment Advisors

Acadia Trust, N.A., a direct, wholly owned subsidiary of Camden National Corporation, is a national banking association chartered under the laws of the United States with a limited purpose trust charter. From its offices in Portland, Bangor, and Ellsworth, Maine, and online at AcadiaTrust.com, Acadia Trust, N.A. offers comprehensive wealth management and traditional trust services to individuals, organizations, trust donors and beneficiaries, municipalities, non-profit organizations, and retirement plan sponsors throughout Maine and New England.

The wealth management strategies provided by Acadia Trust, N.A. complement the financial services offered through Camden National Bank. As a member bank of the Federal Reserve System, Acadia Trust, N.A. is subject to supervision, regulation, and examination by the OCC.

This core purpose and these core values constitute

CAMDEN NATIONAL CORPORATION'S

core ideology and its timeless character

CORE PURPOSE

Through each interaction,
we will enrich the lives of people,
help businesses succeed, and
vitalize communities.

CORE VALUES

HONESTY AND INTEGRITY
above all else

TRUST
built on fairness

SERVICE
second to none

RESPONSIBILITY
to use our resources for the greater good

EXCELLENCE
through hard work and lifelong learning


CNC

Camden National Corporation, a 2006 Best Places to Work in Maine company headquartered in Camden, Maine, and listed on the NASDAQ Global Select Market ("NASDAQ") under the symbol CAC, is the holding company for a family of two financial services companies: Camden National Bank (CNB) with Union Trust, a division of Camden National Bank, a full-service community bank with 37 banking offices serving coastal, western, central, eastern, and Down East Maine, and recipient of the Governor's Award for Business Excellence in 2002, and Acadia Trust, N.A., offering investment management and fiduciary services with offices in Portland, Bangor, and Ellsworth Maine. Acadia Financial Consultants is a division of CNB, offering full-service brokerage and insurance services.

Dear Shareholders

We would like to begin by welcoming the newest members of our Shareholder Family, who have joined us following the recent merger of Union Bankshares Company into Camden National Corporation. We appreciate your confidence in our newly combined company and we look forward to working together with you to advance our long-term shareholder growth objectives.

Given that "Legal Day One," the official merger closing date, was January 3, 2008, you will note that the comments contained in this 2007 Shareholder Letter pertain to the Camden National Corporation organization as it existed before the merger.



Rendle A. Jones
Chairman of the
Board of Directors

Robert W. Daigle
President and Chief
Executive Officer

During the 10 years that we have co-authored this letter there are two themes that have consistently come up when reflecting back on a previous reporting period. The first is how detours inevitably arise on the way to reaching our intended financial performance objectives, and the second is how much more we actually accomplish than the ambitious strategic agenda we set for ourselves at the beginning of the year. The year 2007 was no different.

While the first observation might suggest a lack of foresight or ability to properly anticipate what lies ahead, the reality is that in today's rapidly changing economic environment, caused predominantly by external factors well beyond our control, this Company's nimbleness and transformative qualities have allowed it to not only survive, but also thrive.

The second outcome is simply a testament to the innovative spirit resident within our Company's workforce and personified by an "I can do it" attitude at every single level of the organization.

This workforce resolve was severely tested in 2006 after the Company posted what many of us inside felt was a performance not quite up to our traditionally high standards. With a forecast for an even more challenging operating environment in 2007, a "call to action" was issued during our annual employee town hall meetings. Simply put, each and every employee was asked to make a difference in the New Year. We believe the final results speak for themselves.

For the year 2007, net income per diluted share was $3.09, up 5.5% over the $2.93 reported a year earlier. Net income of $20.3 million equaled net income earned in 2006. Return on average equity and return on average assets were 18.34% and 1.16%, respectively, compared to 18.40% and 1.17% for 2006. Considering the preponderance of weaker year-on-year earnings among banks in 2007, and with a 93rd percentile ranking in return on average equity among peer banks nationally, as listed in the most recently published *Uniform Bank Holding Company Performance Report* dated September 30, 2007, we believe the Company's results were not only satisfactory but indicative of a viable strategic course of action.

Total assets at year-end 2007 were $1.7 billion, a decline of $53.1 million compared to the previous year-end. Leading this decline was total loans, which at $1.1 billion were down $72.5 million compared to total loans at the same period a year ago. The developing trend in the Company's loan portfolio was chronicled in each successive issue of the past year's quarterly shareholder reports.

It is important to keep in mind that banking is a cyclical business and there are times in interest, credit, and economic cycles where the prudent thing is not to grow. We believe that we were in one of those times during 2007.

Simply stated, there was just too much liquidity chasing too few quality assets resulting in risk not being adequately priced into many proposed loan transactions. This resulted in our maintaining a conservative lending posture, particularly in the Company's construction and commercial real estate loan portfolios. While this initially proved frustrating to our business development officers, they soon turned their attention to other areas of importance to the Company, namely deposit and fee revenue generation.

On the loan quality front, the Company provided a modest $100,000 to the allowance for loan and lease losses ("ALLL") in 2007 compared to $2.2 million in 2006. The decline in the provision to the ALLL was a result of the earlier mentioned decline in loan balances and the improvement in non-performing loans as a percentage of total loans, which at 0.93%, compared favorably to 1.12% for the same period ending a year ago. In addition, the ALLL ended the year at 1.19% of total loans compared to 1.23% at the end of 2006.

Deposits of $1.1 billion at year-end 2007 showed a decline of $67.8 million from the same period a year ago, primarily reflecting the maturity and non-replacement of $85.0 million of traditionally more expensive brokered certificates of deposit. Core deposits of $1.0 billion (total deposits excluding brokered certificates of deposit) at year-end 2007 increased $17.3 million over the same period a year ago. The higher interest rate environment prevalent during the first three quarters of the year caused a deposit shift into higher-yielding, but still liquid, instruments as evidenced by a $37.1 million, or 14.2%, bulge in Money Market balances while lower-cost DDA, NOW, and Savings balances declined $8.8 million in the aggregate. The late-year introduction of a revamped *Your*

Life Solutions℠ program for individual accounts coupled with an enhanced cash management program for businesses, featuring remote capture capability, were designed to stem the latter trend.

Non-interest income for 2007 was $12.7 million, an increase of $1.0 million, or 8.8%, over 2006. Contributing to this improvement was an increase in income from fiduciary services at Acadia Trust, N.A., brokerage and insurance commission income at Acadia Financial Consultants, and growth in debit card activity. These are businesses that we have nurtured in recent years and they are paying dividends at an opportune time given the continued erosion of the net interest margin, which at 3.09%, was down from 3.36% in 2006. The latter, combined with the previously mentioned reduction in the loan portfolio, resulted in a $4.3 million, or 8.0%, decline in net interest income from a year ago.

The Company's efficiency ratio, adversely impacted by the decline in net interest income, increased to 53.88% from 52.00% in 2006. This negative trend is one that is being monitored closely by management. However, even at the current level, the ratio continues to be in the top quartile among our national peer group.

Providing some measure of relief with respect to the efficiency ratio was a decrease in non-interest expenses of $538,000, or 1.6%, compared to 2006. This was largely due to declines in professional fees, costs incurred in 2006 to complete the merger of the Company's two banking franchises, and legal settlement expenses incurred in 2006, all partially offset by normal salary and benefit cost increases and investments in technology, the latter in support of workforce productivity, customer information security, and new product and service introductions.

One last note to the financial discussion is that the Company's total risk-based capital ratio of 14.04% and tier 1 capital ratio of 12.82% compared favorably to the minimum ratios of 10.0% and 6.0%, respectively, required by the Federal Reserve for a bank holding company to be considered "well capitalized."

Of all the initiatives undertaken in 2007, none has more significance for our Company's future than the announced acquisition of Union Bankshares Company. The bringing together of two venerable community banking institutions, each with a 100-plus year history, provides a natural extension of the Company's geographic footprint while adding 16,000 households and businesses to which we can market our premier line-up of products and services.

Many of our new colleagues bring exceptional skill sets that will provide added depth to the current workforce, a fact already in evidence with the Integration Team we have assembled to effect the all-important systems conversion scheduled for March 2008. Throughout this integration process, everyone has been keenly focused on maintaining high customer satisfaction, as retention is our number one priority. We committed at the outset that this transaction would be financially accretive in the first year, and we are doing our utmost to fulfill this commitment through the outstanding effort of a dedicated workforce coupled with the experience derived from the successful integration of our sister bank, UnitedKingfield Bank, into Camden National Bank back in 2006.

Since we issued our last Annual Report several changes occurred relative to the composition of the Company's Board of Directors. Theodore C. Johanson and Winfield F. Robinson each attained the mandatory age for retirement following 11 years and 31 years, respectively, of loyal service to the Company and its subsidiaries. Mr. Robinson had also served as Chairman of both UnitedKingfield Bank and Camden National Bank, the latter up until his recent retirement. We are most grateful for their considerable contributions to the success of our Company during the time they spent with us serving as your proxies, and we wish them glad tidings in this next phase of their life journey. Recently joining the Board of Directors are Karen W. Stanley, formerly a Director of Union Bankshares Company, and Dr. James H. Page, president and chief executive officer of James W. Sewall Company. Both of these individuals bring excellent experience, reputations, and vision that are sure to assist your Company in navigating the uncharted waters of our future.

Despite the positive financial results reported earlier in this letter the Company's stock performed poorly in 2007 mirroring the trend experienced in the general stock market's financial sector, the worst performing of the twelve major market sectors. We believe that your Company's consistent financial performance and ability to attain its strategic objectives will be rewarded when investors decide that the financial sector has satisfactorily dealt with the credit issues currently roiling the waters in our industry.

Dividends totaling $0.96 were paid in 2007, an increase of 9.1% of the amount paid in 2006. Camden National Corporation's tradition of producing strong cash flows served as the impetus for your Directors to approve both the dividend increase and reaffirmation of the Company's stock repurchase plan back on June 26, 2007. On a final note regarding the Company's stock, the Directors voted to move to the NASDAQ® Global Select Market Stock Exchange following 10 years on the AMEX Stock Exchange. We believe that listing on the larger NASDAQ® will provide greater liquidity for your Company's stock.

We invite you to read through the balance of this Annual Report to learn of the many exciting initiatives currently in place at what is now the largest banking organization headquartered in the State of Maine. We understand completely that one does not get better just by becoming bigger. We are convinced, on the other hand, that one has a greater likelihood of becoming bigger by being better. Our mantra of becoming a national model for sustainable community banking continues to drive this thirst we have for excellence. It has served us well during the first 132 years of our existence and we are confident it will sustain us for the foreseeable future.

Thank you for your continued loyalty and support!

Rendle A. Jones
Chairman of the Board of Directors

Robert W. Daigle
President and Chief Executive Officer

Union Trust Company Merges with Camden National Bank



Gregory Dufour
President and Chief Executive Officer,
Camden National Bank

Peter Blyberg
Vice Chairman,
Camden National Bank

Camden National Bank, under the leadership of President and Chief Executive Officer Greg Dufour, has dedicated itself to providing exceptional service and products to families and businesses throughout Maine. In 2007, our commitment to Maine-based community banking was galvanized with the announcement of our plan to merge Union Trust Company into Camden National Bank.

Led by President and Chief Executive Officer Peter Blyberg, Union Trust Company proved to be an ideal ally in the community banking industry. For more than 120 years, Union Trust Company prided itself on community banking in the State of Maine, most notably in Hancock and Washington Counties and the Mid-coast area. They, too, shared a deep commitment to Maine-based community banking.

In short, our commitment to customer service, local decision-making, and community involvement was identical at both of the institutions. In order to make these shared commitments a reality, integrating our two organizations' operations and processes was of paramount importance.

Led by Tim Pratt, Camden National Corporation's 2007 *Officer of the Year*, the Integration Team, comprised of Stakeholders representing every critical department throughout both organizations, developed a transition plan to join our companies and minimize impact to customers, systems, and communities. During a seven-month period, the Integration Team completed more than 3,000 tasks involving regulatory notifications, customer communications, and the actual transition.

With the completion of the merger on January 3, 2008, Camden National Bank, on a combined basis with Union Trust, a division of Camden National Bank, includes more than 66,600 households with $1.6 billion in loans, $1.5 billion in deposits, and total assets of $2.3 billion. All of our customers now have access to a network of 37 branches in 12 of Maine's 16 counties, plus online banking and Free ATMs Worldwide, which are just a few of the examples of the many value-added benefits our customers enjoy every day.

Representing more than 250 years of cumulative experience, our two Maine community banks have formed a partnership to benefit every customer and community we serve. Our commitment to the people of Maine—and its economy—will only strengthen as a direct result of this merger.

Leadership: Corporate Management Team



Joanne Campbell
Senior Vice President,
Risk Management

Gregory Dufour
Senior Vice President,
Chief Banking Officer

President and Chief Executive Officer,
Camden National Bank

Peter Blyberg
Vice Chairman,
Camden National Bank

Working with Camden National Corporation President and Chief Executive Officer Bob Daigle, our corporate management team delivers on strategic initiatives for managed growth and the continued success of the Company. In the period of economic turbulence in 2007, instead of succumbing to the pressures to loosen credit standards, the Corporate Management Team developed strategic initiatives to address the current environment and also to position the Company when the market gains a greater measure of stability. Experts and veterans in their respective fields, these leaders bring a valuable spectrum of talents to our Company and a dedication to Maine-based community banking.

Senior Vice President of Risk Management Joanne Campbell leads the corporate risk management group for the Company. In addition to her risk management responsibilities, Joanne's selfless work supporting many non-profit housing organizations in our State makes her a role model for community involvement. Senior Vice President of Human Resources and Stakeholder Development Anne Edwards spearheaded a strategic initiative focused on Stakeholder development and created the trimester *AIM High Performance Evaluation* model which combines measurement of a Stakeholder's performance and future development.


Peter Greene
Senior Vice President,
Operations Officer
Sean Daly
Senior Vice President,
Chief Financial Officer
Anne Edwards
Senior Vice President,
Human Resources &
Stakeholder Development

Senior Vice President of Operations Peter Greene and Chief Financial Officer Sean Daly served as executive leaders in steering the integration of Union Trust Company with Camden National Bank. Both Peter and Sean epitomized collaborative leadership between the two organizations from the due diligence process to Customer Day One.

President and Chief Executive Officer Greg Dufour and Vice Chairman Peter Blyberg worked together to deepen our community banking ideals by focusing our strategies on service through the *Camden National Experience*℠, new product innovation, and building brand equity.

The corporate management team has remained steadfastly dedicated to our founding principles of serving local people, businesses, and communities in Maine with personalized solutions to meet their changing financial needs. Our past successes—and future aspirations rooted in disciplined management, commitment to local decision-making, and fulfilling the strategic vision of Camden National Corporation—hinge largely on the leadership provided by the Corporate Management Team.

Leadership: Bank Management Team


FDIC

Leslie Eaton
Vice President,
Deposit Innovation and
Strategic Planning

Gino Bona
Vice President,
Director of Marketing

Timothy Nightingale
Senior Vice President,
Senior Lending Officer

Camden National Bank maintains a 132-year tradition of providing financial products and services to individuals, businesses, municipalities, and organizations in the State of Maine. This legacy has become known as the *Camden National Experience*℠ and guides everything we do in our business.

With more than 100 years of combined experience in the banking industry, Greg Dufour's bank management team oversees the delivery of the Camden National brand. In 2007, the emphasis on serving our customers remained the guiding principle in creating innovative solutions delivered by a team of exceptional Stakeholders.

Our retail group, under the leadership of June Parent and Leslie Eaton, launched *Your Life Solutions*℠. Working with an exclusive arrangement with Generations Gold, a partner for more than 10 years, we provide a value-added benefit to our customers who may choose to access dozens of services such as travel, identity theft protection, phone cards, Internet, insurance, grocery club coupons, health benefits, extended warranty, and credit card registration. Linked to the Anchor Checking Solution or purchased separately, *Your Life Solutions*℠ provides additional benefits and services while deepening our relationship with our customers.



Jack Williams
Senior Vice President,
Senior Market Manager

Terance Fancy
Vice President,
Loan Production Center
Manager

June Parent
Senior Vice President,
Senior Retail Banking Manager

In 2007, under Tim Nightingale's oversight, the commercial lending group struck a balance between serving our customers while adhering to underwriting and pricing disciplines to ensure our long-term stability and capacity to serve our business customers. Through it all, our commercial lenders displayed a dedication to serving small- to large-sized businesses throughout Maine with exceptional loan products delivered by local decision-makers.

Our marketing efforts were bolstered in 2007 with the addition of Gino Bona as Vice President of Marketing. Under his direction, we continue to cultivate the 132-year-old Camden National brand while building the equity in our newest member, Union Trust, a division of Camden National Bank.

Following the acquisition of Union Trust at the start of 2008, we broadened the bank's management team with the addition of Terance Fancy from Union Trust, who is charged with providing loan processing support to our lenders and, more importantly, our customers. Jack Williams, who serves as chairman of our charitable donations committee, ensures that our partnership with our local communities remains a constant and strong part of our overall strategy.

Retail Banking



Jill Chambers
Customer Sales &
Service Representative

Lynda Hamblen
Vice President,
Branch Manager

Melody Wright
Assistant Vice President,
Assistant Branch Manager

The team at the Ellsworth Plaza branch of Union Trust, a division of Camden National Bank, exemplifies the delivery of the *Camden National Experience*SM in our branches. Led by Lynda Hamblen, the Plaza team makes it a point to get to know their customers so they can build relationships and address their individual needs.

The Ellsworth Plaza branch serves a significant segment of what is considered one of the most rapidly growing areas of the State that is also the gateway to Acadia National Park. The facility was constructed in 2007 not only to respond to this growing economic area, but as a symbol of our financial commitment to the Down East region.

Our retail branch locations, complemented by our Customer Assistance Center, are the customer-facing delivery channel for our *Camden National Experience*SM. It is vital that each retail team possess and share expertise, confidence, and a real understanding of their customers' needs in order to reflect the Core Values of the Company and meet retail banking objectives.

Commercial Banking

The Midcoast commercial banking team exemplifies our dedication to the Company's commitment to helping businesses succeed by creating economic opportunities through lending financial expertise and capital. Led by Vice President Vera Rand, they help to establish businesses throughout our community that can generate more economic activity to benefit the greater good. In addition to Vera's guidance, countless small businesses–from start-up to expansion–have benefited from Vice President Mike Jones's knowledge gained from years of working with commercial customers.



Jack Williams
Senior Vice President,
Senior Market Manager

Mike Jones
Vice President,
Commercial
Banking Officer

Vera Rand
Vice President,
Commercial
Regional Manager

Much like our financial commitment to the Ellsworth Plaza branch, the renovation of the historic Spear Block Building along Main Street in Rockland galvanized our commitment to promote Rockland's economic growth and the vibrancy of its downtown. Begun in July 2006, the renovation of the Spear Block Building involved extensive work with local contractors and suppliers, many of whom were customers as well. In March 2007, we relocated our Rockland branch to the renovated Spear Block Building. Predominantly used as a home to various small commercial businesses in the past, the Spear Block today is a rejuvenated landmark for the local communities and visitors traveling along Route 1 into the heart of Rockland.

The impact of the Spear Block project has been significant in terms of better serving our customers and the vitality of the greater Rockland community. The impact is also reflected in the awards bestowed upon the project and its leader, Senior Vice President Jack Williams, a veteran lender. Jack received the Penobscot Bay Regional Chamber of Commerce's *Person of the Year Award* in recognition of his more than 20 years of service to the Rockland community and dedication to local economic development. Other awards for the Spear Block project include *The Outstanding Building Rehabilitation or Preservation Project* from the Maine Development Foundation and the *Commercial Building Renovation & Conversion* from the Penobscot Bay Regional Chamber of Commerce. Such recognition is a reminder of the impact our efforts have in creating economic activity, access, and pride for our communities in which we live and do business for the betterment of the regional area.

Wealth Management



Rebecca Sargent
Senior Vice President,
Senior Trust Officer

Lawrence Blaisdell
President and
Chief Executive Officer,
Acadia Trust, N.A.

Our wealth management capabilities are provided through Acadia Trust, N.A., who delivers investment management, trust and retirement plan services, and Acadia Financial Consultants, the full-service brokerage and insurance division of Camden National Bank.

Under the direction of Acadia Trust, N.A. President and Chief Executive Officer Larry Blaisdell, our wealth management group offers disciplined investing principles, a team approach, and a breadth of capabilities aimed at meeting client objectives. Senior Vice President Becky Sargent, who previously led Union Trust Company's wealth management efforts, joins Larry on the executive management team. Becky will continue to guide wealth management efforts throughout Down East and central Maine.

Clients of Acadia Trust, N.A. enjoyed above-market investment returns in 2007, a result of our in-house research and investment management capabilities, led by Chief Investment Officer Chris Lyford, CFA, and Vice President and Director of Research David Smith, CFA. The investment committee's oversight is assisted by the application of technology models and platforms that provide personalized portfolio management by a dedicated group of professionals such as Elizabeth Young, who responds to individual client needs.

With the acquisition of Union Trust and its trust department, Acadia Trust, N.A. now offers wealth management services from offices in Portland, Bangor, and Ellsworth. Team members frequently travel throughout the State to meet with clients one-on-one, whether they are individuals, families, nonprofits or municipalities. Having a personal understanding of client needs allows our wealth management professionals to make effective decisions on behalf of their clients. In addition, regular meetings, monthly newsletters, and quarterly updates are shared with clients to help them in achieving their overall financial plan.

Operations



Elizabeth Hayward
Vice President,
Corporate Services
Manager

Beth Merrifield
Corporate Services
Specialist

Alli Young
Assistant Vice President,
Electronic Banking
Manager

Our operations and technology areas are critical components of our ability to develop and deliver innovative solutions to our customers. Working with product and business managers, Stakeholders in these areas dedicate themselves to servicing our customer's activities and transactions accurately and efficiently in a secure environment. Our Corporate Services and Electronic Banking operations groups are an example of the leverage that is created through this type of collaboration.

Management identified the generation of deposits as a high priority strategic initiative. Under the direction of Vice President of Corporate Services Elizabeth Hayward, Camden National Bank created a full-service cash management product set to provide funds management services to small and large businesses. Understanding that small business owners and corporate treasurers alike not only require superior products, but more importantly, exceptional operational performance and service capabilities, Elizabeth worked extensively with Assistant Vice President of Electronic Banking Alli Young to create a service level that ensures operational integrity and outstanding service to our cash management customers.

Alli, working with other bank operations Stakeholders, including Beth Merrifield, created a robust operational support process for Elizabeth's customers. During 2007, this team introduced our remote capture product for businesses, *Deposit Connect*, and enhanced our cash management offerings through both our internet and automated clearinghouse platforms.

FINANCIALS

"Our vision is to be a national model for sustainable community banking ~ whose shareholders buy and hold the Company's stock because they care as much about social and corporate responsibility as they do about profitability."

Robert W. Daigle

President and Chief Executive Officer

Historical Financial Data

Stock Price Per Share 1983-2007



$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
$0.94
$28.39
'83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Per share amounts have been restated to reflect stock splits during the periods presented Data prior to 1995 excludes United Bank and data prior to 1999 excludes UnitedKingfield Bank

Investment of $10,000 over 25 years 1983-2007



$500,000
$400,000
$300,000
$200,000
$100,000
$0.00
$10,000
$300,608
'83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07

The chart above reflects the change in value over 25 years of an initial investment of $10,000 in CNC stock.

Asset Growth 1983-2007 (in thousands)



$1,716,788
$1,750,000
$1,500,000
$1,250,000
$1,000,000
$750,000
$500,000
$250,000
$0.00
$80,310
'83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Increases in assets due to mergers are reflected as of the date of acquisition

Stock Performance Graph

The following graph illustrates the estimated annual percentage change in the Company's cumulative total shareholder return on the its common stock for the period December 31, 2002 through December 31, 2007. For purposes of comparison, the graph illustrates comparable shareholder returns of SNL $1B-$5B banks as a group as measured by the SNL $1B-$5B Bank Index, and of companies of similar capitalization value as measured by the Russell 2000® Stock Index. The graph assumes a $100 investment on December 31, 2002 in each and measures the amount by which the market value, assuming reinvestment of dividends, has increased as of December 31, 2007.



Total Return Performance
Index
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
100.00
128.90
147.26
167.84
174.25
171.49
164.97
182.18
148.27
212.72
215.65
190.90
212.27
135.30
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
Russell 2000® Index
CAC

Source: SNL Financial

Selected Five-Year Financial Data

(In thousands, except per share data)

Financial Condition Data	DECEMBER 31, 2007	2006	2005	2004	2003
Assets	**$1,716,788**	$1,769,886	$1,653,257	$1,489,865	$1,370,363
Loans	**1,145,639**	1,218,129	1,182,175	1,069,294	966,855
Allowance for Loan and Lease Losses	**13,653**	14,933	14,167	13,641	14,135
Investments	**463,834**	444,093	367,629	323,998	303,749
Deposits	**1,118,051**	1,185,801	1,163,905	1,014,601	900,996
Borrowings	**460,133**	437,364	347,039	336,820	338,408
Shareholders' Equity	**120,203**	107,052	129,538	126,405	119,706

Operations Data	YEAR ENDED DECEMBER 31, 2007	2006	2005	2004	2003
Interest Income	**$ 107,736**	$ 107,238	$ 89,721	$ 73,377	$ 72,146
Interest Expense	**57,866**	53,048	34,697	24,365	24,487
Net Interest Income	**49,870**	54,190	55,024	49,012	47,659
Provision for (Recovery of) Loan and Lease Losses	**100**	2,208	1,265	(685)	(150)
Net Interest Income after Provision for (Recovery of) Loan and Lease Losses	**49,770**	51,982	53,759	49,697	47,809
Non-Interest Income	**12,652**	11,629	10,050	11,399	10,829
Non-Interest Expense	**33,686**	34,224	32,461	31,882	30,424
Income Before Provision for Income Tax	**28,736**	29,387	31,348	29,214	28,214
Income Tax Expense	**8,453**	9,111	9,968	9,721	9,286
Net Income	**$ 20,283**	$ 20,276	$ 21,380	$ 19,493	$ 18,928

Other Data	AT OR FOR THE YEAR ENDED DECEMBER 31, 2007	2006	2005	2004	2003
Basic Earnings Per Share	**$ 3.09**	$ 2.93	$ 2.81	$ 2.54	$ 2.39
Diluted Earnings Per Share	**3.09**	2.93	2.80	2.53	2.38
Dividends Paid Per Share	**0.96**	0.88	1.30	0.80	0.72
Book Value Per Share	**18.45**	16.18	17.21	16.56	15.43
Tangible Book Value Per Share[1]	**17.79**	15.40	16.40	15.65	14.48
Return on Average Assets	**1.16 %**	1.17 %	1.34 %	1.40 %	1.48 %
Return on Average Equity	**18.34 %**	18.40 %	16.99 %	15.97 %	15.85 %
Allowance for Loan & Lease Losses to Total Loans	**1.19 %**	1.23 %	1.20 %	1.28 %	1.46 %
Non-Performing Loans to Total Loans	**0.93 %**	1.12 %	0.79 %	0.60 %	0.70 %
Stock Dividend Payout Ratio	**38.83 %**	30.03 %	46.26 %	31.50 %	30.13 %
Average Equity to Average Assets	**6.33 %**	6.36 %	7.90 %	8.75 %	9.32 %
Efficiency Ratio[2]	**53.88 %**	52.00 %	49.88 %	52.78 %	52.02 %

1 Tangible Book Value Per Share is computed by dividing total shareholders' equity less goodwill and core deposit intangible by the number of common shares outstanding.

2 Efficiency Ratio is computed by dividing non-interest expense by the sum of net interest income and non-interest income.

Net Income
(in millions)



18.928
19.493
21.380
20.276
20.283
2003
2004
2005
2006
2007



Assets

(in millions)



1,370.4
1,489.9
1,653.3
1,769.9
1,716.8
2003
2004
2005
2006
2007

Deposits
(in millions)



901.0
1,014.6
1,163.9
1,185.8
1,118.1
2003
2004
2005
2006
2007

Loans
(in millions)



966.9
1,069.3
1,182.2
1,218.1
1,145.6
2003
2004
2005
2006
2007

Diluted Earnings Per Share
(in dollars)



2.38
2.53
2.80
2.93
3.09
2003
2004
2005
2006
2007

Book Value Per Share
(in dollars)



15.43
16.56
17.21
16.18
18.45
2003
2004
2005
2006
2007

Consolidated Statements of Condition

(In thousands, except number of shares and per share data)	DECEMBER 31,	
	2007	**2006**
ASSETS		
Cash and due from banks	$ 28,790	$ 33,358
Federal funds sold	—	—
Securities available for sale, at market	423,108	409,926
Securities held to maturity (market value $41,013 and $34,389 at December 31, 2007 and 2006, respectively)	40,726	34,167
Loans, less allowance for loan and lease losses of $13,653 and $14,933 at December 31, 2007 and 2006, respectively	1,131,986	1,203,196
Premises and equipment, net	19,650	17,595
Other real estate owned	400	125
Interest receivable	7,098	7,488
Core deposit intangible	320	1,176
Goodwill	3,991	3,991
Other assets	60,719	58,864
Total Assets	**$ 1,716,788**	**$ 1,769,886**
LIABILITIES		
Deposits:		
Demand	$ 141,858	$ 146,458
NOW	132,331	125,809
Money market	298,677	261,585
Savings	85,931	96,661
Certificates of deposit	459,254	555,288
Total Deposits	1,118,051	1,185,801
Borrowings from Federal Home Loan Bank	271,558	340,499
Other borrowed funds	142,492	60,782
Junior subordinated debentures	36,083	36,083
Due to broker	—	24,354
Note payable	10,000	—
Accrued interest and other liabilities	18,401	15,315
Total Liabilities	**1,596,585**	**1,662,834**
SHAREHOLDERS' EQUITY		
Common stock, no par value; authorized 20,000,000 shares, issued and outstanding 6,513,573 and 6,616,780 shares on December 31, 2007 and 2006, respectively	2,522	2,450
Surplus	2,629	2,584
Retained earnings	114,289	105,959
Accumulated other comprehensive income (loss)		
Net unrealized gains (losses) on securities available for sale, net of tax	1,516	(2,985)
Net unrealized losses on derivative instruments, at fair value, net of tax	—	(198)
Net unrealized losses on post-retirement plans, net of tax	(753)	(758)
Total accumulated other comprehensive income (loss)	763	(3,941)
Total Shareholders' Equity	120,203	107,052
Total Liabilities and Shareholders' Equity	**$ 1,716,788**	**$ 1,769,886**

For a complete set of Consolidated Financial Statements, refer to the Company's 2007 Annual Report on Form 10-K.



Consolidated Statements of Income

(In thousands, except number of shares and per share data)	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
INTEREST INCOME			
Interest and fees on loans	$ 84,603	$ 87,335	$ 73,057
Interest on U.S. government and sponsored enterprise obligations	19,053	17,229	14,824
Interest on state and political subdivision obligations	1,674	1,484	755
Interest on interest rate swap agreements	–	–	173
Interest on federal funds sold and other investments	2,406	1,190	912
Total Interest Income	107,736	107,238	89,721
INTEREST EXPENSE			
Interest on deposits	36,452	35,017	21,584
Interest on other borrowings	19,033	16,394	12,971
Interest on junior subordinated debentures	2,381	1,637	–
Interest on interest rate swap agreements	–	–	142
Total Interest Expense	57,866	53,048	34,697
Net Interest Income	49,870	54,190	55,024
Provision for Loan and Lease Losses	100	2,208	1,265
Net Interest Income after Provision for Loan and Lease Losses	49,770	51,982	53,759
NON-INTEREST INCOME			
Service charges on deposit accounts	3,447	3,436	3,433
Other service charges and fees	1,833	1,646	1,341
Income from fiduciary services	4,914	4,455	4,026
Brokerage and insurance commissions	826	469	470
Mortgage servicing income, net	127	132	113
Bank-owned life insurance	832	800	643
Loss on sale of securities	–	–	(332)
Other income	673	691	356
Total Non-interest Income	12,652	11,629	10,050
NON-INTEREST EXPENSES			
Salaries and employee benefits	18,486	17,980	18,595
Net occupancy	2,739	2,500	2,262
Furniture, equipment and data processing	2,345	2,202	2,027
Amortization of core deposit intangible	856	864	884
Other expenses	9,260	10,678	8,693
Total Non-interest Expenses	33,686	34,224	32,461
Income before Income Taxes	28,736	29,387	31,348
Income Taxes	8,453	9,111	9,968
Net Income	$ 20,283	$ 20,276	$ 21,380
PER SHARE DATA			
Basic earnings per share	$ 3.09	$ 2.93	$ 2.81
Diluted earnings per share	3.09	2.93	2.80
Weighted average number of shares outstanding	6,557,102	6,919,579	7,599,051

For a complete set of Consolidated Financial Statements, refer to the Company's 2007 Annual Report on Form 10-K.

Camden National Corporation Stakeholders

Jim Haskell*
Lori Edwards Ball
Tracy Leavitt
Jared Merritt
Susan Saunders*
Marianne Kessel
Teri Smith
Sue Wheeler
Jasmine Doughty
Victoria Bryant
Karl Andersen
Chris Morenzoni
Peggy Phillips
Chris Young
Edie Dupuie*
Sara Pattershall
Mary Hare*
Jen Lombardo
Scott Westhrin
Christy Dines
Danny Jackson
Jill Chambers
Vicky Field
Lisa Gibson
Sue Thompson
Britt Hatch
Sheila Waldeck*
Karen Tripp
Jim Batchelder
Darci Harrington*
Maria Nickles
Pam Kenniston*
Carol Rackliff*
Paula Bourassa
Jody Landrith
Courtney Donato
Wendy Beal*
Harold Batson
Dawn Farrington
Barbara Cough
Debbie Preble*
Sharon Taylor*
Larry Blaisdell
Marcia Mansfield
Wanda Ring
Deb Allen
Cindy Davis-Pinkham
Joanne Douglass*
Patti Waltersdorf Krum
Gerald Young
Donnaleen Vanorse-Dinapoli*
Chris Guptill
Farran Gray
Lisa Look*
Lucy Johnston
Tyler Gilday
Corey Buzzell
Mike Clark
Frank Kemna, Jr.*
Connie Sawyer
Brenda Kelley
Tammy Bryant
Tom Corcoran
Bobbie Hall*
Tori Coombs*
Olive Tinker
Alli Young
Brett Miller
Art Chamberlain
Matt Wisniewski
Jaime Hooper
Elizabeth Winslow
Shay Ames
Gabrielle Scribner
Diane Sturgeon
Darcy Dole*
Hannah Thompson
Meghan Powers
Stephanie Wilson*
Cheryl McLaughlin
Cindy Hoyt*
Monica Rokes*
JoEllen Clark
Chris Nolan
Donna Chase*
Tori Fogg
Brenda Monson*
Josh Nash
Lisa Masters
Candace Gray
Gino Bona
Jack Williams*
Susan Westfall*
Cheryl Look*
Janis Guyette*
Patty Mitchell
Colleen Jones*
Lorielle Barter
Cindy Davis
Paul Gimlewicz
Janine Waugh
Toni Torres-Jones
Gino Fanelli
Dean Hale
Jennifer Fillion
Leanne Palmer
Dawn Davis
Arissa Egan
Briana Laughlin
Diane Mitchell
Carrie Merchant
Paul Doody
Lucille Thomas
Linda Parent
Gene Grindle*
Melissa Hinckley
Bernadette Keenan-McCormick*
Christine Baird
Jaime Perkins
Brian McLeod
Susan Gordon
Peter Blyberg*
Denise Germann*
Joanne Spencer
Samantha Helander
Vassie Jones
Sharon Sesling-Labonte*
Sarah Beaudette
Marie Durgin
Paula Buehler
Vera Rand*
Missey Bonville*
Adele Berzinis
Cindy Pillin*
Sheri Bartlett*
Kristin Warren
Diane Marion*
Barbara Hanson*
Calli Peters
Elaine Moir
Nancy Jeffers
Jeanne Black
Regina McHenan
Scott Buckheit
Mindy Leighton*
Shelly Lowell*
Tammy Sargent*
Lisa Darling*
Heather Mackey
Beth Jewell*
Bernard Predham
Joe Delano
Carrie Tweedie
Jodie Caldwell
Robin Melancon-Quimby*
Arlene Newell
Cynthia Harris
Wendy Libby
Jay Muth
Michaelene Vellaro
Kathy Ryder
Carolyn Shute
Anne Maurais*
Jessica Simmons
Debbie Tracy
Lorraine Ouellette*
Linda Gilbert
Leslie Eaton
Ray Freitag
Andrea Watmough
Dianne Thompson*
Kathy Barrett*
Jayne Wallace*
Nancy Linehan*
Michelle Hopkins-Hallock
Belinda Chadwick
Chris Rodgerson
Rhonda Brown
Peter Greene*
Jennifer Cates
Judy Brogden
John Lynch*
Josh Bachtel
Lee Szelog*
Amy Philbrook
Nichole Putnam
Tracy Duffy
Wendy Brooks
Brandi Candage
Brandy Oliver
Debora Plouffe*
Amy Bowen
Monica Tolman
Tia Crawford
Tracy King
Rob McKay
Rob Adams
Ethan Reeves
Christy Bendtson
Kim Nason*

Nicole Look
Diana Park
Marcella Eldridge
Valerie Shields
Katye Vachon
Beth Merrifield
Monica Applebee
Wayne Smith
Jeannie Hurd
Rachel Hawes
Lauri Damon-Smith
Tiffany Pooler
Cindy Dines*
Marcia Guptill*
Jo Ann Call*
Terry Fancy
Dottie Gagne*
Mike Jones
Penny Carter
Debra Ehrlenbach
Powell Parks
Kim Milton
Tammy Moshier
Mary Bailey-Knight*
Carol Gammon
Mercy Hardison
Kathy Faulkner*
Tom Estes, Sr.
Melody Wright*
Joe McOscar
Becky Sargent*
Ruth Jarrett*
Angela Belmonte
Cathy Jackson*
Dyan Macomber
Lynda Hamblen*
Danika Handrahan
Andrea Swett*
Annie Edwards
Jodie Heal
George Dilts
Juanita Paparello*
Deanna Smith
Richard Littlefield*
Brittany Davis
Kristin Bjork
Becky Hutchins*
Ann Filley*
Brenda Gatcomb*
Tim Nightingale
Brittany Durrell
Tina Torres-York*
John Simpson*
Kim Cullen
Sarah Tolman
Wendy Hurlburt
Elizabeth Young
Danny Swindler
Bonnie Varney
Michelle Ryan
Dolores Hyssong*
Carole Courtenay*
Debby Laperle
Margo Luken
Andrea Leonard
Dora Sargent
Benjamin Smith
Jim Callnan*
Rick Fournier
Tim Pratt*
Patti Herrick*
Heather St. Clair
Gloria Downs
Ali Dionne
Sally Hutchins*
Gary Stone
Nancy Richard*
Bob Cleveland, Jr.*
Cindy Kelley*
Paul Bass
Beth Hayward
Claude Carbonneau
Devon Perry
Erin Simpson
Gina Dean
Cindy Gilmore*
David Smith*
Melissa Babbidge
Cindy Dixon
Tena Wallace*
Becky Grover*
Molly Foley
Suzanne Kohler
Bob Daigle*
Chris DeMerchant
Nicole Lovely
Arthur Comstock
Kristin Lawson
Dennis Kinghorn
Renee Philbrook
Lisa Carver
Michele Libby
Dixie Ripley*
Ray Teixeira
Jenn Mazurek*
Bonnie Jordan
Jayne Cushman*
Kelly Metivier
Jean Larson
Bill Burch
Barbara Brown*
Jennifer Rotella
Melissa Allen-Ramsdell
Danny Flaherty
Paula Jones
Kari Stratton
Katie Wiberg
Keeley McCarthy
Beth Rogers*
John Frohock
Brenda Hardy
Debra Taylor
Elaine Holland
Donna Brown*
Dawn Field*
Linda Carter*
Chris Lyford
Marci Dority
Scott Shields
Chad Place
Joanne Campbell*
Greg Dufour
Carolyn Crosby*
Sylvia Joy
Teresa Young
Rich Davis
Jessica Day
Cathy Maher*
Barry King
Crystal Wadsworth Delano
Sherry Guarneri
Bob Carter*
Rhonda Reardon
Judy Folsom
Angie Bunker
Rebecca Gillam*
Linda Shane*
Sheila Lynch
Andrew Somes
Barrie Valley
Ellen Curtiss
Liz Grimard*
Jane Pierce*
Diane Leavitt
Suzanne Cifaldo
Molly MacMillan*
Larry Fernald, Jr.*
Rebecca Nowell
Steve Matteo
Janet Weaver*
Stacey O'Connor
Kathryn Dobrowolski
Ed Bonenfant
Tina Pelletier
Tamara Gifford
Carrie Taylor
Bobbie Malone
Chris Keefe*
Jen Holgerson
Katie Fairbanks
Sunny Somers
Wanda Peters
Tricia LeHay
Kristy Patterson
Brian Huntley
Mary Silverman
Sara Gilmore
Maryellen Reynolds Jones
Lisa Brackbill
John Stewart
Stacy Giansiracusa
Liz Cram*
Bernie Leblanc*
Angie Speed
Sherry Rochefort*
June Parent*
Michael Coleman
Darrin Riley
Suzanne Brightbill
Dawn Pendleton*
Diane McManus
Kim Flaherty
Erin Hoschouer
Shirley Beal*
Sonia Theberge
Allison Williams
Joyce Maxcy*
Dawn Christensen
Sarah Grant
Mike Marino
Jason Freeman
Carrie-Anne Young
Pat Carpenter
Sandie Bedell
Eric Boucher
Pam Fowler*
Roberta Dolbow
Sean Daly
Laura Comer
Bethany Kurr
Claire Power
Lori Young*
Linda Bell

*10 or more years of service

Boards of Directors and Administration

CAMDEN NATIONAL CORPORATION

DIRECTORS

Rendle A. Jones | *Chairman, Camden National Corporation Attorney & Partner, Harmon, Jones & Sanford, LLP*
Ann W. Bresnahan | *Civic Leader*
Robert J. Campbell | *Partner, Beck, Mack & Oliver Investments*
Robert W. Daigle | *President & Chief Executive Officer, Camden National Corporation*
David C. Flanagan | *President, Viking Lumber, Inc.*
Ward I. Graffam | *Graffam & Associates*
John W. Holmes | *President, Consumers Fuel Co.*
James H. Page, Ph.D. | *Chief Executive Officer, James W. Sewall Company*
Robin A. Sawyer, CPA | *Corporate Controller & Principal Accounting Officer, Fairchild Semiconductor International*
Karen W. Stanley | *Civic Leader*

ADMINISTRATION

Robert W. Daigle | *President & Chief Executive Officer*
Gregory A. Dufour | *Senior Vice President, Chief Banking Officer*
Sean G. Daly | *Senior Vice President, Chief Financial Officer*
Joanne T. Campbell | *Senior Vice President*
Anne S. Edwards | *Senior Vice President*
Peter F. Greene | *Senior Vice President*
Stephen J. Matteo | *Senior Vice President*
Susan M. Westfall | *Senior Vice President & Corporate Controller*
Gino J. Bona | *Vice President*
Eric Y. Boucher, CPA | *Vice President*
Scott E. Buckheit | *Vice President*
James M. Callnan | *Vice President*
Carolyn C. Crosby | *Vice President*
Debra A. Ehrlenbach | *Vice President*
Terance G. Fancy | *Vice President*
Ann E. Filley | *Vice President*
J. Tyler Gilday | *Vice President*
Paul E. Gimlewicz | *Vice President*
Barbara B. Hanson | *Vice President*
Brian D. Huntley | *Vice President*
Sally J. Hutchins | *Vice President*
Jennifer F. Mazurek | *Vice President*
Christopher J. Nolan | *Vice President*
Timothy J. Pratt | *Vice President*
Lee Ann Szelog | *Vice President*
Scott R. Westhrin | *Vice President*
Suzanne M. Brightbill | *Assistant Vice President*
Michael A. Clark | *Assistant Vice President*
Robert E. Cleveland, Jr. | *Assistant Vice President*
Michael L. Coleman | *Assistant Vice President*
Raymond L. Freitag | *Assistant Vice President*
John S. Frohock | *Assistant Vice President*
Patti S. Herrick | *Assistant Vice President*
Barry J. King | *Assistant Vice President*
Tracy A. Leavitt | *Assistant Vice President*
Joseph T. McOscar | *Assistant Vice President*
Joshua M. Nash | *Assistant Vice President*
Matthew J. Wisniewski | *Assistant Vice President*
Allison C. Young | *Assistant Vice President*

CAMDEN NATIONAL BANK

DIRECTORS

Rendle A. Jones | *Chairman, Camden National Bank, Attorney & Partner, Harmon, Jones & Sanford, LLP*
Peter A. Blyberg | *Vice Chairman, Camden National Bank*
Ann W. Bresnahan | *Civic Leader*
Robert W. Daigle | *President & Chief Executive Officer, Camden National Corporation*
William Dubord | *Attorney & Senior Partner, Marden, Dubord, Bernier & Stevens*
Gregory A. Dufour | *President & Chief Executive Officer, Camden National Bank*
David C. Flanagan | *President, Viking Lumber, Inc.*
Lucien B. Gosselin | *President, Lewiston-Auburn Economic Growth Council*
Joyce B. Hedlund, Ph.D. | *President, Eastern Maine Community College*
John W. Holmes | *President, Consumers Fuel Co.*
James L. Markos, Jr. | *General Manager, Maine Shellfish Company, Inc.*
Frances J. O'Hara, Jr. | *Vice President, O'Hara Corporation*
John M. Rohman | *President & Chief Executive Officer, WBRC Architects-Engineers*
Roger G. Spear | *Vice President for Administration Emeritus, University of Maine at Farmington*
Rosemary B. Weymouth | *President, Megunticook Management Co.*

ASSOCIATE DIRECTORS

Peter T. Allen | *Retired*
Kenneth C. Dickey | *Retired Vice Chairman, Camden National Corporation*

Theodore C. Johanson | *Managing Director, Harbor Wharf, LLC*
John S. McCormick, Jr. | *Retired Engineering Contractor*
David H. Montgomery | *Retired Chairman, Camden National Corporation; Past Chairman, Allen Agency*
Keith C. Patten | *Retired Chairman, Camden National Bank Retired President & CEO, Camden National Corporation*
Winfield F. Robinson | *Retired Chairman, Camden National Bank*
Arthur E. Strout | *Retired Attorney & Partner, Strout & Payson, P.A.*

ADMINISTRATION
Gregory A. Dufour | *President & Chief Executive Officer*
Peter A. Blyberg | *Vice Chairman*
Timothy P. Nightingale | *Senior Vice President & Senior Loan Officer*
June B. Parent | *Senior Vice President, Retail Banking*
John P. "Jack" Williams | *Senior Vice President, Community Relations*
Claude R. Carbonneau | *Senior Vice President*
Robert E. Carter, Jr. | *Senior Vice President*
Arthur A. Comstock | *Senior Vice President*
Linda D. Gilbert | *Senior Vice President*
Richard E. Littlefield | *Senior Vice President*
John P. Lynch | *Senior Vice President*
Wendy W. Beal | *Vice President*
Tamara J. Bryant | *Vice President*
Arthur R. Chamberlain | *Vice President*
Ellen W. Curtiss | *Vice President*
Christopher P. DeMerchant | *Vice President*
Paul C. Doody | *Vice President*
George C. Dilts | *Vice President*
Leslie J. Eaton | *Vice President*
Thomas E. Estes, Sr. | *Vice President*
Laurence D. Fernald | *Vice President*
Richard L. Fournier, II | *Vice President*
Pamela G. Fowler | *Vice President*
Lynda C. Hamblen | *Vice President*
James E. Haskell | *Vice President*
Elizabeth A. Hayward | *Vice President*
Michael F. Jones | *Vice President*
Christopher H. Keefe | *Vice President*
Pamela C. Kenniston | *Vice President*
Dennis M. Kinghorn | *Vice President*
Andrea G. Leonard | *Vice President*
Catherine L. Maher | *Vice President*
Marcia L. Mansfield | *Vice President*
Michael J. Marino | *Vice President*
Lisa S. Masters | *Vice President*
Robert J. McKay, II | *Vice President*
Diane P. McManus | *Vice President*
Kimberly J. Nason | *Vice President*
Vera E. Rand | *Vice President*
Susan A. Saunders | *Vice President*
Gary E. Stone | *Vice President*
Danny L. Swindler II | *Vice President*
Raymond B. Teixeira | *Vice President*
Christina L. Torres-York | *Vice President*
Judith L. Brogden | *Assistant Vice President*
Joseph Delano | *Assistant Vice President*
Judith R. Folsom | *Assistant Vice President*
Cynthia J. Gilmore | *Assistant Vice President*
Patricia A. Mitchell | *Assistant Vice President*
Jane G. Pierce | *Assistant Vice President*
Scott K. Shields | *Assistant Vice President*
Monica P. Tolman | *Assistant Vice President*
Melody L. Wright | *Assistant Vice President*
J. Christopher Young | *Assistant Vice President*

ACADIA TRUST, N.A.
DIRECTORS
Robert W. Daigle | *Chairman, Acadia Trust, N.A., President & Chief Executive Officer, Camden National Corporation*
Lawrence A. Blaisdell | *President & Chief Executive Officer, Acadia Trust, N.A.*
Robert J. Campbell | *Partner, Beck, Mack & Oliver Investments*
Gregory A. Dufour | *President & Chief Executive Officer, Camden National Bank*
Ward I. Graffam | *Graffam & Associates*
Rendle A. Jones | *Attorney & Partner, Harmon, Jones & Sanford, LLP*

ADMINISTRATION
Lawrence A. Blaisdell | *President & Chief Executive Officer*
Frank E. Kemna, Jr. | *Senior Vice President*
Christopher H. Lyford, CFA | *Senior Vice President*
Rebecca J. Sargent | *Senior Vice President*
John L. Simpson, CFA | *Senior Vice President*
Edwin A. Bonenfant | *Vice President*
Corey D. Buzzell | *Vice President*
Kimberly J. Cullen, CFA | *Vice President*
Tamara E. Gifford | *Vice President*
Janis M. Guyette | *Vice President*
Brett S. Miller, CFA | *Vice President*
Lorraine S. Ouellette | *Vice President*
David E. Smith, CFA | *Vice President*
K. Barbara Brown | *Assistant Vice President*
Kathryn J. Dobrowolski | *Assistant Vice President*
Brenda J. Gatcomb | *Assistant Vice President*
Sylvia L. Joy | *Assistant Vice President*
Sharon B. Sesling-Labonte | *Assistant Vice President*

Annual Meeting

The 2008 Annual Meeting

of the Shareholders

of Camden National Corporation

will be held on

Tuesday, April 29, 2008

at 3:00 p.m.

at the

Hanley Center,

Fox Ridge Office Park,

Route One,

Rockport, Maine.

Form 10-K and Other Reports

Camden National Corporation will provide, upon written request and without charge, a copy of the Company's 2007 Annual Report on Form 10-K. Requests should be addressed to:

Suzanne Brightbill,
Public Relations Officer
P.O. Box 310
Camden, Maine 04843-0310
207-230-2120
IR@camdennational.com


Camden National Corp

Company reports are also available under Investor Relations at CamdenNational.com.

Special Thanks

In addition to the countless hours contributed by the Company's staff, the following members of Maine's creative community are recognized:

Design and Project Management:
Whitney Campbell & Co.

Printing:
Annual Report ~ Spectrum Printing & Graphics, Inc.
Form 10-K & Proxy ~ Hallowell Printing

Photography:
All photographs ©2008 Ben Magro Photography

Locations

Camden National Bank

Bangor
145 Exchange Street
(207) 942-5263

Belfast
156 Main Street
(207) 338-4650

Belfast Plaza
17 Belmont Avenue
(207) 338-2800

Bingham
312 Main Street
(207) 672-5541

Bucksport
90 Main Street
(207) 469-3000

Camden
Main Office
2 Elm Street
(207) 236-8821

Camden Square
Camden Square
Shopping Center, Route 1
(207) 236-4375

Corinth
317 Main Street
(207) 285-3331

Damariscotta
4 Coastal Market Drive
Business Route 1
(207) 563-8222

Dover-Foxcroft
1083 West Main Street
(207) 564-4961

Farmington
134 Hannaford Drive
(207) 778-0302

Greenville
20 Lily Bay Road
(207) 695-0778

Hampden
58 Main Road North
(207) 862-5678

Hermon
2530 Route 2
(207) 848-7541

Kennebunk
Lafayette Center, Suite 108
(207) 985-2631

Kingfield
7 Depot Street
(207) 265-2181

Lewiston
110 Canal Street
(207) 784-7379

Madison
53 Main Street
(207) 696-3376

Milo
53 Main Street
(207) 943-2113

Phillips
124 Main Street
(207) 639-2851

Portland
5 Milk Street
(207) 774-6736

Rangeley
2484 Main Street
(207) 864-3321

Rockland
300 Main Street
(207) 594-2101

Stratton
9 School Street
(207) 246-2181

Thomaston
188 Main Street
(207) 354-2541

Union
On the Common
(207) 785-2600

Vinalhaven
6 Main Street
(207) 863-4877

Waldoboro
1768 Atlantic Highway/Route 1
(207) 832-2122

CamdenNational.com

Union Trust, a division of Camden National Bank

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43 Cottage Street
(207) 288-2300

Blue Hill
9 Tenney Hill
(207) 374-2707

Castine
19 Water Street
(207) 326-8006

Ellsworth Main Street
66 Main Street
(207) 667-2504

Ellsworth Plaza
3 Myrick Street
(207) 667-7243

Jonesport
Main Street
(207) 497-5902

Milbridge
29 Main Street
(207) 546-2521

Stonington
Atlantic Avenue
(207) 367-2201

Town Hill
1316 State Highway 102
(207) 288-1238

UnionTrust.com

Acadia Trust, N.A.

Bangor
145 Exchange Street, Suite 2
(207) 941-2495

Ellsworth
66 Main Street
(207) 667-4930

Portland
511 Congress Street, Suite 900
(207) 774-3333

AcadiaTrust.com


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